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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                               NARA BANCORP, INC.
                     --------------------------------------
                                 (Name of Issuer


                         COMMON STOCK, $0.001 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)


                                    63080P105
                      -------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.                  63080P105
                  ---------------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  B. John Barry

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)      [__]
                                                               (b)      [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                                    5.      SOLE VOTING POWER
               NUMBER OF                     403,752
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER
               OWNED BY                      9,560
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER
                PERSON                       403,752
                 WITH
                                    8.      SHARED DISPOSITIVE POWER
                                             9,560


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  413,312

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  7.49%

12.      TYPE OF REPORTING PERSON*
                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).    Name of Issuer
              --------------
              Nara Bancorp, Inc. (the "Issuer") Common Stock, $0.001 par value

ITEM 1(b).    Address of Issuer's Principal Executive Offices
              -----------------------------------------------
              3701 Wilshire Blvd
              Suite 220
              Los Angeles, CA 90010

ITEM 2(a).    Name of Person Filing
              ---------------------
              B. John Barry

ITEM 2(b).    Address of Principal Business Office
              ------------------------------------
              2104 Hastings Avenue, Suite 200
              Newport, MN 55055

ITEM 2(c).    Citizenship
              -----------
              United States Citizen


ITEM 2(d).    Title of Class of Securities
              ----------------------------
              Common Stock, $0.001 par value


ITEM 2(e)     CUSIP Number
              ------------
              63080P105


ITEM 3.       Identification
              --------------

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                                                                     Page 4 of 5

ITEM 4.       Ownership
              ---------

         (a)      Amount Beneficially Owned
                  413,312

         (b)      Percent of Class
                  7.49%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)   sole power to vote or to direct the vote
                                 403,752
                  (ii)  shared power to vote or to direct the vote
                                 9,560
                  (iii) sole power to dispose or to direct the disposition of
                                 403,752
                  (iv)  shared power to dispose or to direct the disposition of
                                 9,560


ITEM 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------

                                Not Applicable

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

                                Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
              -------------------------------------------------------------

                                Not Applicable

ITEM 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------

                                Not Applicable

ITEM 9.       Notice of Dissolution of Group
              ------------------------------

                                Not Applicable

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                                                                     Page 5 of 5


ITEM 10.      Certification
              -------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date:    AUGUST 15, 2002


                                /s/ B. John Barry
                                -------------------------------